Exhibit 6.7

MIDDLETOWN VALLEY BANK

SUPPLEMENTAL EXECUTIVE

RETIREMENT PLAN AGREEMENT

J. MICHAEL HILL

THIS AGREEMENT (“Agreement”), is dated this 2nd day of March, 2012 and is made effective as of the 3rd day of January, 2012 (the “Effective Date”), by and between Middletown Valley Bank (the “Bank”), a Maryland state-chartered bank located in Middletown, Maryland and J. MICHAEL HILL (the “Executive”), intending to be legally bound hereby.

INTRODUCTION

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Bank. This Agreement shall be unfunded for tax purposes and for purposes of Title I of ERISA.

To encourage the Executive to remain an employee of the Bank, the Bank is willing to provide supplemental retirement benefits to the Executive. The Bank will pay the benefits from its general assets.

One purpose of this Agreement is to provide deferred compensation under federal tax law. As the new Section 409A of the Code impose new requirements to qualify for deferred compensation, this Agreement reflects those requirements and adds as a contingency those additional requirements in the event the Executive is deemed to be a key employee as that term is used in Section 409A of the Code.

The Executive consents to the Bank being the owner of certain life insurance policies in which the Executive is an insured. The Executive understands such Bank ownership may continue after the Executive is no longer a director of the Bank and in certain circumstances for which the Executive no longer has any interest in those policies. The Executive understands that the Bank’s ownership in those policies generally funds employee benefits to all employees of the Bank.

AGREEMENT

The Bank and the Executive agree as follows:

Article 1

Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1        “Change in Control” means any of the following:

(a)          The acquisition by any entity, person or group (other than the acquisition by a tax-qualified retirement plan sponsored by Bank or its subsidiaries) of beneficial ownership of more than 50% of the outstanding capital stock of Bank entitled to vote for the election of directors (“Voting Stock”);

(b)          A transfer of substantially all of the property of Bank other than to an entity of which Bank owns at least 51% of the Voting Stock; and

(c)          At such time that, during any period of twelve (12) consecutive months, individuals who at the beginning of such period constitute the Board of Bank (the “Continuing Directors”) cease for any reason to constitute a majority thereof, provided that any individual whose election or nomination for election as a member of the Board was approved by a majority of the Continuing Directors then in office shall be considered a Continuing Director.

1.2         “Code” means the Internal Revenue Code of 1986, as amended.

1.3         “Disability” means the Executive is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment, which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) by reason of any medically determinable physical or mental impairment, which can expect to result in death or can be expected to last for a continuous period of twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Executive’s employer.

1.4         “Early Retirement Age” means the Executive’s 62nd birthday.

1.5         “Early Retirement Date” means the date after the Early Retirement Age, but before the Normal Retirement Age.

1.6         “Early Termination” means the Separation of Service before Normal Retirement Age for reasons other than death, Disability, Termination for Cause or following a Change of Control.

1.7         “Early Termination Date” means the month, day and year in which Early Termination occurs.

1.8         “Normal Retirement Age” means the Executive’s 65th birthday.

1.9         “Normal Retirement Date” means the later of the Normal Retirement Age or Separation of Service.

1.10        “Plan Year” means each twelve-month period commencing with the Effective Date of this Agreement.

1.11       “Separation of Service” means that the Executive ceases to be employed by the Bank for any reason, voluntary or involuntary, other than by reason of a leave of absence approved by the Bank.

1.12       “Termination for Cause” has the meaning set forth in Section 5.2 hereof.

1.13       “Employment Agreement” means the Executive Employment Agreement between the Bank and Executive effective as of January 3, 2012 or any amendments thereto, or successor agreements.

Article 2

Retirement Benefits

2.1         Normal Retirement Benefit. Upon Separation of Service on or after the Normal Retirement Age for reasons other than death, the Bank shall pay to the Executive the benefit described in this Section 2.1 in lieu of any other benefit under this Agreement.

2.1.1       Amount of Benefit. The normal retirement benefit under this Section 2.1 is Two Hundred and Fifty Thousand Dollars ($250,000.00).

2.1.2     Payment of Benefit. The Bank shall pay the normal retirement benefit to the Executive in equal monthly installments commencing with the month following the Executive’s Normal Retirement Date and continuing for the 179 months thereafter.

2.1.3      Benefit Increases. Commencing on the first anniversary of the first benefit payment, and continuing on each subsequent anniversary, the Bank’s Board of Directors, at its sole and absolute discretion, may increase the benefit; however, any increase in such benefit due hereunder shall require the recalculation of all the amounts on Schedule A attached hereto.

2.2         Early Retirement Benefit. Upon Separation of Service on or after the Early Retirement Age, but before Normal Retirement Age for reasons other than death, the Bank shall pay to the Executive the benefit described in this Section 2.2 in lieu of any other benefit under this Agreement.

2.2.1       Amount of Benefit. The benefit under this Section 2.2 as set forth on Schedule A.

2.2.2       Payment of Benefit. The Bank shall pay the benefit to the Executive in equal monthly installments commencing with the month following the Executive’s Early Retirement Date and continuing for the 179 months thereafter.

2.2.3       Benefit Increases. Benefit payments may be increased as provided in Section 2.1.3.

2.3         Early Termination Benefit. Upon Early Termination, the Bank shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Agreement.

2.3.1       Amount of Benefit. The benefit under this Section 2.3 is the Early Termination Annual Benefit set forth in Schedule A for the Plan Year ended immediately prior to the Early Termination Date.

2.3.2       Payment of Benefit. The Bank shall pay the benefit to the Executive in equal monthly installments commencing with the month following Separation of Service and continuing for the 179 months thereafter.

2.3.3        Benefit Increases. Benefit payments may be increased as provided in Section 2.1.3.

2.4        Disability Benefit. If the Executive terminates employment due to Disability prior to Normal Retirement Age, the Bank shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement.

2.4.1        Amount of Benefit. The benefit under this Section 2.4 is the Disability benefit set forth in Schedule A for the Plan Year ended immediately prior to the date in which the Separation of Service occurs (except during the first Plan Year, the benefit is the amount set forth for Plan Year 1).

2.4.2      Payment of Benefit. The Bank shall pay the benefit to the Executive in monthly installments payable on the first day of each month commencing with the month following the Executive’s Normal Retirement Date and continuing for the 179 months thereafter.

2.4.3       Benefit Increases. Benefit payments may be increased as provided in Section 2.1.3.

2.5         Change in Control Benefit. If the Executive is employed by the Bank at the time a Change in Control occurs, the Bank shall pay to the Executive the benefit described in this Section 2.5 in lieu of any other benefit under this Agreement.

2.5.1        Amount of Benefit. The benefit under this Section 2.5 is the Change In Control Retirement Benefit set forth in Schedule A.

2.5.2      Payment of Benefit. The Bank shall pay the benefit to the Executive in a lump sum payment on the later of the date of the Change in Control or the date Executive ceases to be an employee of the Bank as a result of Executive’s resignation pursuant to Section 14 of the Employment Agreement provided in the event the Executive is a “specified employee” (as that term is defined in Section 409A of the Code and does not qualify for payment under the Change in Control provision found in Section 409A(a)(2)(A)v), payment shall be postponed until one day after six (6) months following Executive’s Separation from Service with the Bank. If the Executive dies during the postponement period prior to payment, the amount payable shall be paid to the personal representative of the Executive Estate within thirty (30) days of the Executive’s death..

2.6         Limitations. All benefits payable under this Article 2 shall be subject to the limitations contained in Article 5 of this Agreement.

2.6.1.      In the event Executive is determined to be a key employee as that term is used in Section 409A of the Code, the Bank shall only commence payments under Section 2.1, 2.2, and 2.3 or the later of one day after six months from Separation of Service or one day after one month after Executive receives the last bi-monthly payment payable pursuant to the Employment Agreement.

Article 3

Death Benefits

3.1         Death During Active Service. If the Executive dies while in the active service of the Bank, the Bank shall pay to the Executive’s beneficiary the benefit described in this Section 3.1. This benefit shall be paid in lieu of the benefits provided under Article 2.

3.1.1       Amount of Benefit. The benefit under this Section 3.1 is the Normal Retirement Benefit set forth in Section 2.1.1.

3.1.2       Payment of Benefit. The Bank shall pay the benefit to the Executive’s beneficiary in equal monthly installments commencing within 90 days of the date in which the Executive’s certificate of death is received by the Bank and continuing for the 179 months thereafter.

3.1.3       Benefit Increases. Benefit payments may be increased as provided in Section 2.1.3.

3.2         Death During Payment of a Retirement Benefit. If the Executive dies after any benefit payments have commenced under this Agreement but before receiving all such payments, the Bank shall pay the remaining benefits to the Executive’s beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3         Death After Separation of Service But Before Payment of a Retirement Benefit Commences. If the Executive is entitled to benefits under this Agreement, but dies prior to receiving said benefits, the Bank shall pay to the Executive’s beneficiary the same benefits, in the same manner, they would have been paid to the Executive had the Executive survived; however, said benefit payments will commence within 90 days of receipt by the Bank of the Executive’s death certificate.

3.4         Limitations. All benefits payable under this Article 3 shall be subject to the limitations contained in Article 5 of this Agreement.

Article 4

Beneficiaries

4.1         Beneficiary Designations. The Executive shall designate a beneficiary by filing a written designation with the Bank. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and received by the Bank during the Executive’s lifetime. The Executive’s beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive’s estate.

4.2           Facility of Payment. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Bank from all liability with respect to such benefit.

Article 5

General Limitations

All benefits payable under this Agreement shall be subject to the following limitations:

5.1           Excess Parachute or Golden Parachute Payment. If the payments and benefits pursuant to this Agreement, either alone or together with other payments and benefits which the Executive has the right to receive from the Bank, would constitute a “parachute payment” under Section 280G of the Code or would be a prohibited golden parachute payment pursuant to 12 C.F.R. §359.2 and for which the appropriate federal banking agency has not given written consent to pay pursuant to 12 C.F.R. §359.4, the payments and benefits pursuant to this Agreement shall be reduced, in the manner determined solely by the Executive in the case of the application of Section 280G of the Code, by the amount, if any, which is the minimum necessary to result in (i) no portion of the payments and benefits under this Agreement being non-deductible to the Bank pursuant to Section 280G of the Code and subject to the excise tax imposed under Section 4999 of the Code, and (ii) no adverse consequence to the Bank under or pursuant to such banking regulations. All benefits payable under this Agreement shall also be subject to limitations or prohibitions imposed by subsequent changes or amendments to the cited laws and regulations except to the extent that any benefits payable under this Agreement are grandfathered or otherwise exempt or excluded from the change or amendment.

5.2           Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement, if the Bank terminates the Executive’s employment for cause. Termination of the Executive’s employment for “Cause” shall mean termination because of personal dishonesty by the Executive in the performance of his duties which results in demonstrable material injury to the Bank, willful misconduct by the Executive which remains uncured thirty (30) days following the giving of written notice thereof to the Executive, breach by the Executive of a fiduciary duty to the Bank involving personal profit, intentional failure to perform stated duties following the giving of written notice thereof to the Executive, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order or material breach of any provision of the Agreement. For purposes of this paragraph, no act or failure to act on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive’s action or omission was in the best interest of the Bank.

5.3          Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act (“FDIA”) or by the Maryland Commissioner of Financial Regulation pursuant to state law.

5.4          Competition after Separation of Service. The Executive shall forfeit his right to any further benefits if the Executive, without the prior written consent of the Bank, violates any one of the following described restrictive covenants.

5.4.1      Restrictive Covenant.

(i)	Non-Competition and Non Solicitation. Executive hereby acknowledges and recognizes the highly competitive nature of the business of Bank and accordingly agrees that, for the applicable period set forth in Section 5.4.1(iii) hereof, Executive shall not:

(a)            be engaged, directly or indirectly either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 3% of the stock of a publicly owned company) or otherwise of any person, firm, corporation or enterprise engaged in (1) the banking or financial services industry, or (2) any other activity in which Bank or any of its subsidiaries or affiliates are engaged during the term of Executive’s employment by Bank under the Employment Agreement within a twenty (20) mile radius of the principal place of business or any branch office of Bank (the “Non-Competition Area”); or

(b)            provide financial or other assistance to any person, firm, corporation or enterprise engaged in (1) the banking or financial services industry or (2) any other activity in which Bank or any of its subsidiaries or affiliates is engaged during the term of the Employment Agreement in the Non-Competition Area; or

(c)             directly or indirectly contact, solicit or induce any person, firm, corporation or other entity who or which is a customer or referral source of Bank or any of its subsidiaries or affiliates during the term of the Employment Agreement or at the date of termination of Executive’s employment, to become a client, customer or referral service of any other person, firm, corporation or other entity; or

(d)            directly or indirectly solicit, induce or encourage any employee of Bank or any of its subsidiaries or affiliates, who is employed during the term of the Employment Agreement or at the date of termination of Executive’s employment, to leave the employ of Bank or any of its subsidiaries or affiliates or to seek, obtain or accept employment with any person or entity other than Bank or any of its subsidiaries or affiliates.

(ii)	Amendment of Restrictive Covenant. It is expressly understood and agreed that, although Executive and Bank consider the restrictions contained in Section 5.4.1 reasonable for the purpose of preserving for Bank and any of its subsidiaries or affiliates, their good will and other proprietary rights, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in Section 5.4.1 is an unreasonable or otherwise unenforceable restriction against Executive, the provisions of Section 5.4.1 shall not be rendered void, but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(iii)	Period of Restrictive Covenant. The provisions of this Section 5.4.1 shall be applicable, commencing on the date this Agreement is entered and ending twelve (12) months after the later of (1) the effective date of termination of Executive’s employment as a result of a Change in Control; (2) for the remaining term of the Employment Agreement in the event Executive is terminated by Bank other than for Death, Disability or Cause, or the Executive terminates his employment for Good Reason, as defined in the Employment Agreement; or (3) twelve (12) months after Executive receives his last bi-Monthly payment pursuant to Section 14 of the Employment Agreement.

(iv)	Breach of Restrictive Covenant. It is expressly understood and agreed that if Executive violates or breaches any provision of this Section 5.4.1 as determined by a final, non-appealable order from a court of competent jurisdiction, then the provisions of this Section 5.4.1 shall apply to Executive for an additional one (1) year following the date of such violation or breach.

5.4.2       Judicial Remedies. In the event of a breach or threatened breach by the Executive of any provision of these restrictions, the Executive recognizes the substantial and immediate harm that a breach or threatened breach will impose upon the Bank, and further recognizes that in such event monetary damages may be inadequate to fully protect the Bank. Accordingly, in the event of a breach or threatened breach of this Agreement, the Executive acknowledgment that the Bank may seek ex parte, preliminary, interlocutory, temporary or permanent injunctive, or any other equitable relief, protecting and fully enforcing the Bank’s rights hereunder and preventing the Executive from further breaching any of his obligations set forth herein. The Executive expressly waives any requirement, based on any statute, rule of procedure, or other source, that the Bank post a bond as a condition of obtaining any of the above-described remedies. Nothing herein shall be construed as prohibiting the Bank from pursuing any other remedies available to the Bank at law or in equity for such breach or threatened breach, including the recovery of damages from the Executive. The Executive expressly acknowledges and agrees that: (i) the restrictions set forth in Section 5.4.1 hereof are reasonable, in terms of scope, duration, geographic area, and otherwise, (ii) the protections afforded the Bank in Section 5.4.1 hereof are necessary to protect its legitimate business interest, (iii) the restrictions set forth in Section 5.4.1 hereof will not be materially adverse to the Executive’s employment with the Bank, and (iv) his agreement to observe such restrictions forms a material part of the consideration for this Agreement.

5.4.3      Overbreadth of Restrictive Covenant. It is the intention of the parties that if any restrictive covenant in this Agreement is determined by a court of competent jurisdiction to be overly broad, then the court should enforce such restrictive covenant to the maximum extent permitted under the law as to area, breadth and duration.

5.4.4      Change in Control. The non-compete provision detailed in Section 5.4.1 hereof shall be enforceable following a Change in Control.

5.5          Suicide or Misstatement. No benefits shall be payable if the Executive commits suicide within two years after the date of this Agreement, or if the insurance company denies coverage for material misstatements of fact made by the Executive on any application for life insurance purchased by the Bank.

Article 6

Claims and Review Procedures

6.1          Claims Procedure. An Executive or beneficiary (“claimant”) who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1       Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

6.1.2       Timing of Bank Response. The Bank shall respond to such claimant within 90 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.1.3       Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

6.1.3.1             The specific reasons for the denial,

6.1.3.2             A reference to the specific provisions of the Agreement on which the denial is based,

6.1.3.3             A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed,

6.1.3.4             An explanation of the Agreement’s review procedures and the time limits applicable to such procedures, and

6.1.3.5             A statement of the claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

6.2          Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.2.1       Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Bank’s notice of denial, must file with the Bank a written request for review.

6.2.2      Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits.

6.2.3       Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4      Timing of Bank Response. The Bank shall respond in writing to such claimant within 60 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.2.5       Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

6.2.5.1             The specific reasons for the denial,

6.2.5.2             A reference to the specific provisions of the Agreement on which the denial is based,

6.2.5.3            A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits, and

6.2.5.4             A statement of the claimant’s right to bring a civil action under ERISA Section 502(a).

Article 7

Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Bank and the Executive, except as provided by the provisions of Article 5.

Article 8

Miscellaneous

8.1          Administrator. The Bank shall be the administrator of this Agreement. The Bank may delegate to others certain aspects of the management and operational responsibilities including the service of advisors and the delegation of ministerial duties to qualified individuals.

8.2          Administration. The Bank shall have powers which are necessary to administer this Agreement, including but not limited to:

8.2.1       Interpreting the provisions of the Agreement;

8.2.2       Establishing and revising the method of accounting for the Agreement;

8.2.3       Maintaining a record of benefit payments;

8.2.4       Establishing rules and prescribing any forms necessary or desirable to administer the Agreement; and

8.2.5       Delegate any of the foregoing powers to any person or persons or committee or committees.

8.3          Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of Maryland, except to the extent preempted by the laws of the United States of America or the laws of the United States are otherwise applicable. The parties agree that for purposes of qualifying for federal tax deferral status, this Agreement shall be interpreted consistent with any guidance or regulations promulgated by the IRS so as to qualify for federal tax deferral status. The provisions of this Agreement shall be construed consistent with Section 409A of the Code and all applicable guidance thereunder so as not to result in the inclusion in Executive’s income of any benefit under this Agreement by reason of such section.

8.4          Binding Effect. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, successors, administrators and transferees.

8.5          Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

8.6          Right of Offset. The Bank shall have the right to offset the benefits against any unpaid obligation the Executive may have with the Bank.

8.7          No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Bank, nor does it interfere with the Bank’s right to terminate the Executive’s employment. It also does not require the Executive to remain in employment nor interfere with the Executive’s right to terminate employment at any time.

8.8          Notice. Any notice, consent or demand required or permitted to be given under the provisions of this Agreement by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his or her last known address as shown on the records of the Bank. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

8.9           Reorganization. The Bank shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term “Bank” as used in this Agreement shall be deemed to refer to the successor or survivor company.

8.10         Tax Withholding. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement.

8.11         Unfunded Arrangement. The Executive and beneficiary are general unsecured creditors of the Bank for the payment of benefits under this Agreement. The benefits represent the mere promise by the Bank to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors. Any insurance on the Executive’s life is a general asset of the Bank to which the Executive and beneficiary have no preferred or secured claim.

8.12         Non Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement.

EXECUTIVE:	BANK:

MIDDLETOWN VALLEY Bank

J. Michael Hill	Thomas M. Wiles, President

Date

BENEFICIARY DESIGNATION

MIDDLETOWN VALLEY Bank

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT

J. Michael Hill

I designate the following as beneficiary of any death benefits under this Agreement:

Primary:

Contingent:

Note:	To name a trust as beneficiary, please provide the name of the Director(s) and the exact name and date of the trust agreement.

I understand that I may change these beneficiary designations by filing a new written designation with the Bank. I further understand that the designations will be automatically revoked if the beneficiary predeceases me, or, if I have named my spouse as beneficiary and our marriage is subsequently dissolved.

Signature

Date

Received by the Bank this ______ day of _________________, 2012.

By

Title

SCHEDULE A

MIDDLETOWN VALLEY Bank

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT

J. Michael Hill

				Early
			Vested	Termination		Change in
		Vesting	Accrual	Annual	Disability	Control
Date	Age	Schedule	Balance	Benefit (1)	Benefit (2)	Benefit 3)
1/3/2012	48	25.00%	62,500	62,500	62,500	105,602
1/3/2013	49	29.41%	73,529	73,529	73,529	111,093
1/3/2014	50	33.82%	84,559	84,559	84,559	116,870
1/3/2015	51	38.24%	95,588	95,588	95,588	122,947
1/3/2016	52	42.65%	106,618	106,618	106,618	129,341
1/3/2017	53	47.06%	117,647	117,647	117,647	136,066
1/3/2018	54	51.47%	128,676	128,676	128,676	143,142
1/3/2019	55	55.88%	139,706	139,706	139,706	150,585
1/3/2020	56	60.29%	150,735	150,735	150,735	158,416
1/3/2021	57	64.71%	161,765	161,765	161,765	166,653
1/3/2022	58	69.12%	172,794	172,794	172,794	175,319
1/3/2023	59	73.53%	183,824	183,824	183,824	184,436
1/3/2024	60	77.94%	194,853	194,853	194,853	194,027
1/3/2025	61	82.35%	205,882	205,882	205,882	204,116
1/3/2026	62	86.76%	216,912	216,912	216,912	214,730
1/3/2027	63	91.18%	227,941	227,941	227,941	225,896
1/3/2028	64	95.59%	238,971	238,971	238,971	237,643
12/1/2028	65	100%	250,000	250,000	250,000	250,000

(1)	Payments are made in 180 equal monthly installments commencing at Separation of Service. Refer to Section 2.3.
(2)	Payments are made in 180 equal monthly installments commencing at Normal Retirement Date. Refer to Section 2.4.
(3)	Payments are made in a lump sum amount pursuant to Section 2.5.